GKN PLC

GKN plc
PO Box 55, Ipsley House,
Ipsley Church Lane, Redditch
Worcestershire B98 0TL
England
T +44 (0)1527 517715
F +44 (0)1527 517700

07021415

RECEIVED

2007 MAR -1 A 11:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

23 February 2007

The United States Securities and Exchange Commission
Exemption File 82-5204
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Dear Sirs,

Dew

GKN plc

- **Notification of major interests in shares**

For your information I enclose a copy of the above announcement which was released yesterday.

Yours faithfully,

S. DeRitter

Sandie De Ritter

Enc

PROCESSED
MAR 06 2007
THOMSON
FINANCIAL

Dlw 3/1

02 - 5204

RECEIVED

2007 MAR -1 A 11:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

Go to market news section

Free annual report

Company	GKN PLC
TIDM	GKN
Headline	Holding(s) in Company
Released	17:53 22-Feb-07
Number	PRNUK-2202

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

GKN plc

2. Reason for the notification: (please state Yes/No):

An acquisition or disposal of voting rights: Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

An event changing the breakdown of voting rights:

Other (please specify)

3. Full name of person(s) subject to the notification obligation (iii):

AXA SA and its group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction and date on which the threshold is crossed or reached (v):

20/02/2007

6. Date on which issuer notified:

21/02/2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

82 - 5204

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation Previous to the Triggering Transaction		Resulting situation after the triggering transaction (vii)				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights (ix)		% of voting rights	
			Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary GB0030646508	33,609,682	33,609,682	6,924,048	6,924,048	29,097,555	0.98%	4.14%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period / Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
36,021,603	5.12%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Name of Company/Fund (No. of Shares, % of issued share capital)

AXA UK Investment Co ICVC, Global Distribution Fund (Indirect) (56,816 shares, 0.0080823230%)

AXA UK Investment Co ICVC, Global Growth Fund (Indirect) (117,902 shares,

0.0167714816%)

Sun Life Pensions Management Ltd (direct) (16,200 shares, 0.0023044393%)

Sun Life Pensions Management Ltd (direct) (321,754 shares, 0.0457692940%)

AXA France (Indirect) (12,320 shares, 0.0017525119%)

AXA Colonia Konzern (direct) (633,187 shares, 0.0900704326%)

AXA Colonia Konzern (Indirect) (77,709 shares, 0.0110540539%)

AXA Ireland Pension Fund (Indirect) (9,216 shares, 0.0013109699%)

AXA Rosenburg (Indirect) (28,822,454 shares, 4.0999750493%)

AXA Rosenburg (direct) (816,578 shares, 0.1161576813%)

AXA Rosenburg (direct) (669,175 shares, 0.0951897019%)

AXA Financial, Inc* (Indirect) (1,138 shares, 0.0001615952%)

Sun Life Unit Assusrance Ltd FTSE All Share Tracker (direct) (131,962 shares, 0.0187715074%)

Sun Life Pensions Management FTSE All Share Tracker (direct) (641,683 shares, 0.0912789830%)

AXA Winterthur (direct) (3,693,509 shares, 0.5253992163%)

Total Direct Interest: 6,924,048 shares (0.9849412559%)

Total Indirect Interest: 29,097,555 shares (4.1391079849%)

Total: 36,021,603 shares (5.1240492400%)

*AXA FINANCIAL INCLUDES HOLDINGS FOR ALLIANCE CAPITAL MANAGEMENT LP

Alliance Capital Management LP ('Alliance Capital') is an investment adviser registered under the Investment Advisers Act of 1940. Alliance Capital provides investment advisory services to corporate employee benefit plans subject to the Employee Retirement Income Security Act of 1974 ('ERISA'), public employee retirement systems, investment companies and separate accounts registered under the Investment Company Act of 1940, foundations, endowment funds, tax-exempt organizations, and other institutional investors and individuals. Alliance Capital manages investment assets on behalf of its clients which confers upon it, among other things, the right to vote on behalf of its clients. Under the federal securities laws, the right to vote or make investment decisions with respect to a security (even if such right is constrained by fiduciary duties and does not carry with it any pecuniary interest in the securities) is enough to confer beneficial ownership on the security on a person. Any shares deemed beneficially owned by Alliance Capital were acquired solely for investment purposes in the ordinary course and not for the purpose or intent of influencing control over the issuer.

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

GKN plc received this notification from AXA SA and is disclosing this information in accordance with DTR 5.8.12.

14. Contact name: Chris Winters, Senior Secretarial Assistant, GKN plc

15. Contact telephone number: 01527 533383

END

Close

END